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                           October 13, 2021

       Neena A. Reddy
       General Counsel and Secretary
       Blue Owl Capital Inc.
       99 Park Avenue 38th Floor
       New York, NY 10022

                                                        Re: Blue Owl Capital
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 4,
2021
                                                            File No. 333-260031

       Dear Ms. Reddy:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance